SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                               FORM 11-K

(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended December 31, 1993

                                  OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____________ to ____________

Commission file number 1-7960

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       TIE/communications, Inc. Profit Sharing and Savings Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       TIE/communications, Inc.
                         8500 W. 110th Street
                        Overland Park, KS 66210

                  REQUIRED INFORMATION

Financial Statements and Exhibits Index

   (a) Financial Statements:                                     Page No.
                                                                 --------

       1. Financial Statements of the TIE/communications, Inc.
          Profit Sharing and Savings Plan:
             Independent Auditors' Report                          F-1
             Statements of Net Assets Available
               for Plan Benefits                                   F-2
             Statements of Changes in Net Assets
               Available for Plan Benefit                          F-3
             Notes to Financial Statements                      F-4 - F-9

       2. Schedules:
             Schedule I: Assets Held for Investment Purposes       S-1
             Schedule II: Party in Interest Transactions           S-2
             Schedule III: Reportable Transactions                 S-3

   (b) Exhibits
       28.1 List of Subsidiaries of TIE/communications, Inc. whose eligible employees may participate in the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                               TIE/communications, Inc. Profit
                               Sharing and Savings Plan

                               By: Edward F. Muehlberger
                                   Edward F. Muehlberger
                                   Vice President - Human Resources

Date: June 29, 1994

                     INDEPENDENT AUDITORS' REPORT

The Trustees and Plan Administrator
TIE/communications, Inc. Profit Sharing and Savings Plan:

     We have audited the accompanying statements of net assets available for plan benefits of the TIE/communications, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the three years ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the three years ended December 31, 1993 in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1993, party in interest transactions for the year ended December 31, 1993, and reportable transactions for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                           KPMG Peat Marwick

Kansas City, Missouri

June 29, 1994

           TIE/COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       AS OF DECEMBER 31, 1993 AND 1992

                                                                                                                       TIE/
                                                                                                                  COMMUNICATIONS,
                                                                                                                       INC.
                             TOTAL              GUARANTEED INCOME       DIVERSIFIED EQUITY      MONEY MARKET       COMMON STOCK
                    --------------------------------------------------------------------------------------------------------------
                        1993         1992        1993        1992        1993        1992       1993      1992     1993     1992
                    --------------------------------------------------------------------------------------------------------------
ASSETS:
Investments:
 Common Stock of
  TIE/communica-
  tions, Inc. at
  market value -
  7,038 and
  6,484 shares
  (cost $182,883
  and $188,134)     $    53,830  $    70,514  $       --  $       --  $       --  $       --  $     --  $     --  $53,830  $70,514
 Mutual funds at
  market value -
  36,536 and
  32,738 shares
  (cost
  $1,305,649
  and $1,105,046)     1,441,715    1,253,684          --          --   1,441,715   1,253,684        --        --       --       --
 Investment with
  insurance
  company             9,593,986    8,994,710   9,593,986   8,994,710          --          --        --        --       --       --
 Other                  290,962      267,228          --          --          --          --   290,962   267,228       --       --
 Employee loans
  receivable            184,681      161,988     148,741     134,526      26,874      11,704     8,592    15,758      474       --
                    -----------  -----------  ----------  ----------  ----------  ----------  --------  --------  -------  -------
   Total
    investments      11,565,174   10,748,124   9,742,727   9,129,236   1,468,589   1,265,388   299,554   282,986   54,304   70,514

Receivable:
 Employer
  contributions
  receivable             12,171       21,866       7,188      16,739       4,537       3,425     1,194     1,368     (748)     334
 Employee
  contributions
  receivable             58,022       52,481      41,875      40,535      12,120       8,249     2,669     3,028    1,358      669
                    -----------  -----------  ----------  ----------  ----------  ----------  --------  --------  -------  -------
                         70,193       74,347      49,063      57,274      16,657      11,674     3,863     4,396      610    1,003

Cash                     57,798        2,359      99,000         795     (58,042)        472    13,975       485    2,865      607
                    -----------  -----------  ----------  ----------  ----------   ---------  --------  --------  -------  -------
    Total assets     11,693,165   10,824,830   9,890,790   9,187,305   1,427,204   1,277,534   317,392   287,867   57,779   72,124


LIABILITIES:
Payable to TIE/
 communications,
 Inc.                     4,393        5,941          --       5,941          --          --        --        --    4,393       --
Payable to
 employees                           391,205          --     299,918          --      81,055        --    10,232       --       --
Accrued
 expenses                 3,399       23,250       2,034      23,250         777          --       122        --      466       --
                    -----------  -----------  ----------  ----------  ----------  ----------  --------  --------  -------  -------
    Total
     liabilities          7,792      420,396       2,034     329,109         777      81,055       122    10,232    4,859       --
                    -----------  -----------  ----------  ----------  ----------  ----------  --------  --------  -------  -------
 Net assets
  available for
  plan benefits     $11,685,373  $10,404,434  $9,888,756  $8,858,196  $1,426,427  $1,196,479  $317,270  $277,635  $52,920  $72,124
                    ===========  ===========  ==========  ==========  ==========  ==========  ========  ========  =======  =======

See accompanying Notes to Financial Statements.

           TIE/COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                   TOTAL                           GUARANTEED INCOME              DIVERSIFIED EQUITY FUND
                  -------------------------------------  ----------------------------------  ----------------------------------
                       1993         1992        1991        1993        1992        1991       1993         1992        1991
                  -------------------------------------  ----------------------------------  ----------------------------------
Additions to
 Plan assets
 attributed to:
 Interest and
  dividends       $   837,442  $   820,884  $   884,742  $  669,860  $  753,941  $  794,698  $  159,321  $   56,551  $   69,086
 Net apprecia-
  tion (depreci-
  ation) of
  investments          (2,306)     (91,197)     234,410          --          --          --      22,869    (108,809)    250,359
Contributions:
 Employee             793,424      763,865      896,944     579,479     600,143     740,864     176,846     112,785      89,564
 Employer             306,807      369,516      465,688     228,823     288,856     384,789      59,533      56,379      44,269
                  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total additions    1,935,367    1,863,068    2,481,784   1,478,162   1,639,940   1,920,351     418,569     116,906     453,278
                  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------  ----------
Deductions from
 Plan assets
 attributed to:
 Benefits paid
  to participants    (660,749)  (1,100,741)  (3,273,520)   (455,473)   (862,974) (2,851,035)   (188,525)   (160,155)   (257,182)
 Forfeitures,
  lapses and
  terminations         (6,490)     (15,988)     (37,520)     (4,145)    (10,003)    (29,025)       (976)     (2,875)     (5,444)
 Expenses, in-
  cluding trans-
  fers to pay
  life insurance
  premiums             12,811      (47,561)     (27,416)     12,016     (47,337)    (27,263)        880         (32)         --
 Transfers                 --           --           --          --      75,900     (10,352)         --     (19,891)      5,449
                  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total
   deductions        (654,428)  (1,164,290)  (3,338,456)   (447,602)   (844,414) (2,917,675)   (188,621)   (182,953)   (257,177)
                  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net increase
   (decrease) in
   net assets
   available for
   plan benefits    1,280,939      698,778     (856,672)  1,030,560     795,526    (997,324)    229,948     (66,047)    196,101

Net assets avail-
 able for plan
 benefits:
 Beginning of

  year             10,404,434    9,705,656   10,562,328   8,858,196   8,062,670   9,059,994   1,196,479   1,262,526   1,066,425
                  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ----------  ----------
  End of year     $11,685,373  $10,404,434  $ 9,705,656  $9,888,756  $8,858,196  $8,062,670  $1,426,427  $1,196,479  $1,262,526
                  ===========  ===========  ===========  ==========  ==========  ==========  ==========  ==========  ==========

                                                        MONEY MARKET                     COMMON STOCK
                                               -------------------------------  ------------------------------
                                                 1993       1992       1991       1993       1992       1991
                                               -------------------------------  ------------------------------
Additions to Plan assets attributed to:
  Interest and dividends                       $  8,251    $ 10,392  $ 20,958   $     10   $     --   $     --
  Net appreciation
    (depreciation) of investments                    --         --         --    (25,175)    17,612    (15,949)
Contributions:
  Employee                                       28,822     40,308     48,699      8,277     10,629     17,817
  Employer                                       14,506     20,436     25,462      3,945      6,845     11,168
                                               --------   --------   --------   --------   --------   --------
  Total additions                                51,579     71,136     95,119    (12,943)    35,086     13,036
                                               --------   --------   --------   --------   --------   --------
Deductions from Plan assets attributed to:
  Benefits paid to participants                 (11,904)   (74,631)  (144,228)    (4,847)    (2,981)   (21,075)
  Forfeitures, lapses and terminations           (1,122)    (3,001)    (2,155)      (247)      (109)      (896)
  Expenses, including transfers to
    pay life insurance premiums                   1,082        (96)       (80)    (1,167)       (96)       (73)
  Transfers                                          --    (52,566)     2,155         --     (3,443)     2,748
                                               --------   --------   --------   --------   --------   --------
    Total deductions                            (11,944)  (130,294)  (144,308)    (6,261)    (6,629)   (19,296)
                                              ---------  ---------  ---------   --------   --------   --------
    Net increase (decrease) in net
      assets available for plan benefits         39,635    (59,158)   (49,189)   (19,204)    28,457     (6,260)

Net assets available for plan benefits:
  Beginning of year                             277,635    336,793    385,982     72,124     43,667     49,927
                                               --------   --------   --------   --------   --------   --------
  End of year                                  $317,270   $277,635   $336,793   $ 52,920   $ 72,124   $ 43,667
                                               ========   ========   ========   ========   ========   ========

See accompanying Notes to Financial Statements.

       TIE/COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN
                     NOTES TO FINANCIAL STATEMENTS
                           December 31, 1993

1)  Description of Plan

    The following description of the TIE/communications, Inc. Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    (a) General. The Plan is a defined contribution plan covering all non-union full-time employees of the Company who have one-half of a year of service as defined. The Plan allows electing employees to defer their contributions from current taxable income. Contributions made by the Company and electing employees will not be included in the employees' taxable income until the year of withdrawal from the Plan. The Plan also allows transfers into the Plan from other plans which satisfy the applicable requirements of Section 401(a) or 403(a) of the Internal Revenue Code.

        The Plan has been amended to conform with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent amendments to the Internal Revenue Code. The Plan Trustee is the Compensation Committee of the Board of Directors and the Plan is administered by the TIE/communications, Inc., Human Resources Department.

    (b) Contributions. Participating employees may elect to contribute to the Plan from 1% to 16% of their earnings on a before-tax basis. Effective June 1, 1992, the Company contributes an additional amount equal to 50% of the first 6% of the employees' contribution. Prior to June 1, 1992, the Company contributed an additional amount equal to 100% of the first 3% of the employees' contribution. Participating employees may also make after-tax contributions from 1% to 10%, however, an employees' contribution percentage cannot exceed 22%. After-tax contributions are not matched by the Company. At the discretion of the TIE/communications, Inc. Board of Directors, an additional amount may be contributed by TIE/communications, Inc. based on company profitability. No additional amounts were contributed during the 1993, 1992 or 1991 Plan years.

        Amounts which have been forfeited are allocated to reduce company contributions in accordance with the amended provisions of the Plan.

    (c) Vesting. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service.
        Vesting of participants is as follows:

                Years of Service         Vesting Percentage

                ----------------         ------------------
                Less than 1 year               0%
                1                              25%
                2                              50%
                3                              75%
                4 years or more                100%

        A year of service is a Plan year (January 1 - December 31) during which an employee has completed at least 1,000 hours of service.

    (d) Loan Provision. Participants may have access to their savings and their earnings by borrowing from their Plan account. Loans from the Plan are subject to meeting the qualifications for "hardship" as defined by the Plan. Participants may borrow 50% of their vested account balance with the minimum amount being $1,000 and the maximum $50,000. Only one outstanding loan is permitted at a time. The interest rate on the loan is established by the Plan Administrator and remains constant throughout the term of the loan. Active employees repay their loans through payroll deductions. If a participant terminates employment with the Company, the loan immediately becomes due and payable.

    (e) Investments. Upon enrollment or re-enrollment, each participant shall direct that their contributions be invested in one or more of the investment programs set forth below; provided that no more than 25% of a participant's contribution may be invested in the TIE/communications, Inc. Commmon Stock Fund at any time. Such direction may be revised by participants on a quarterly basis. Company contributions are invested in the various funds in the same proportion as participant contributions.

        The investment programs of the Plan are as follows:

        Guaranteed Income Fund - an insurance company contract which guarantees a fixed interest rate over a specified period;

        Diversified Equity Fund - a portfolio of corporate equity securities or mutual funds investing in those types of securities;

        Money Market Fund - short-term liquid investments such as short-term money market instruments, certificates of deposit and Treasury Bills;

        TIE/communications Inc. Common Stock Fund - TIE/communications, Inc. Common Stock.

        Universal Life Insurance Option - Participants were given the option of purchasing a universal life insurance contract through the plan with their own contributions. Effective June 1, 1992, this option was discontinued. Company contributions were not used to purchase life insurance contracts, and the cash surrender values of the contracts are not considered to be Plan assets as the insurance contracts were between the insurance company and the Plan participant.

        The number of participants in each fund was as follows:

                                                          December 31,
                                                      ------------------
                                                      1993          1992
                                                      ----          ----

        Guaranteed Income Fund                         507           508
        Diversified Equity Fund                        176           152
        Money Market Fund                               78            83
        TIE/communications, Inc. Common Stock Fund      58            54

        The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

    (f) Distributions. Distributions of vested balances are available upon termination subject to the approval of the Plan Administrator, retirement at or after age sixty-five, death or permanent and total disability. Distributions are made in a lump-sum to designated beneficiaries and joint survivors. The Plan allows former employee participants the option of leaving the full value of their contributions, earnings and vested Company contributions in the Plan. These amounts may be withdrawn upon demand.

2)  Summary of Accounting Policies

    (a) Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting.

    (b) Reverse Stock Split. On June 19, 1991, TIE/communications, Inc. and 25 of its domestic subsidiaries emerged from Chapter 11 protection of the United States Bankruptcy Code as the United States Bankruptcy Court for the District of Delaware confirmed the Company's First Amended Joint Plan of Reorganization (the "Plan"). Pursuant to a reverse stock split effected in connection with the Plan, the stockholders of the Company received one share of Common Stock (the "New Common Stock") in exchange for every 35 shares of Common Stock (the "Old Common Stock") they owned prior to confirmation of the Plan. The New Common Stock has a par value of $0.10 per share as compared to $0.05 per share for the Old Common Stock. All references in the accompanying financial statements to the number of common shares and per share amounts have been restated to reflect the reverse stock split and change in par value.

    (c) Investment Valuation. Investments in the guaranteed investment contract are reported at cost plus the guaranteed interest credited to the fund (contract value). Investments in the remaining funds are reported at the fair value of the underlying assets. The fair value of marketable securities is based upon quotations from national securities exchanges. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation includes both realized and unrealized gains/losses.

    (d) Administration Expenses. Expenses incurred in 1993, 1992 and 1991 for administering the Plan were paid by the Company.

3)  Investments

    The investments of the Plan at December 31, 1993 and 1992 are summarized as follows:

                                                        December 31,
                                                 ---------------------------
                                                     1993           1992
                                                 -----------     -----------
    Investments as determined by quoted
      market prices:
        TIE/communications, Inc. Common Stock    $    53,830     $    70,514
        Diversified equity fund                    1,441,715       1,253,684
                                                 -----------     -----------
                                                   1,495,545       1,324,198

    Guaranteed income and money market funds       9,884,948       9,261,938
    Employee loans receivable                        184,681         161,988
                                                 -----------     -----------
                                                 $11,565,174     $10,748,124
                                                 ===========     ===========

    The investment in the TIE/communications, Inc. Common Stock Fund is stated at market value based upon the closing sales price transacted on the American Stock Exchange. The closing price of TIE/communications, Inc.
    was $7.375 and $10.875 per share at December 31, 1993 and 1992, respectively. The investment in the Diversified Equity Fund is stated at market value based upon the per share market value of the portfolio of the fund. The market price per share at December 31, 1993 and 1992 was $39.46 and $38.72, respectively. The investment in the Guaranteed
    Income Fund is stated at contract value as reported to the Plan by CIGNA. The investment in the Money Market Fund is stated at cost which approximates fair value.

    The net unrealized appreciation (depreciation) of investments included in Plan net assets is as follows:

                            Diversified  TIE/communications, Inc.
                              Equity        Common Stock Fund
                               Fund           (See Note 1)          Total
                            -----------  ------------------------  --------
Year ended
 December 31, 1993 -
  Balance at beginning
   of year                   $ 148,638          $(117,621)         $  31,017

  Change for the year          (12,572)           (11,442)           (24,014)
                             ---------          ---------          ---------
  Balance at end of year     $ 136,066          $(129,063)         $   7,003
                             =========          =========          =========
Year ended
 December 31, 1992 -
  Balance at beginning
   of year                   $ 276,846          $(171,317)         $ 105,529
  Change for the year         (128,208)            53,696            (74,512)
                             ---------          ---------          ---------
  Balance at end of year     $ 148,638          $(117,621)         $  31,017
                             =========          =========          =========
Year ended
 December 31, 1991 -
  Balance at beginning
   of year                   $  77,390          $(196,564)         $(119,174)
  Change for the year          199,456             25,247            224,703
                             ---------          ---------          ---------
  Balance at end of year     $ 276,846          $(171,317)         $ 105,529
                             =========          =========          =========

    The net realized gain (loss) on disposition of investments was as follows:

                            Diversified  TIE/communications, Inc.
                              Equity        Common Stock Fund
                               Fund           (See Note 1)          Total
                            -----------  ------------------------  --------
Year ended
 December 31, 1993 -
  Amount realized            $ 212,671          $   7,225          $ 219,896
  Cost - average               177,230             20,958            198,188
                             ---------          ---------          ---------
  Net realized gain (loss)   $  35,441          $ (13,733)         $  21,708
                             =========          =========          =========
Year ended
 December 31, 1992 -
  Amount realized            $ 127,217          $   7,237          $ 134,454
  Cost - average               107,818             43,321            151,139
                             ---------          ---------          ---------
  Net realized gain (loss)   $  19,399          $ (36,084)         $ (16,685)
                             =========          =========          =========
Year ended
 December 31, 1991 -
  Amount realized            $ 314,637          $  21,079          $ 335,716
  Cost - average               263,734             62,275            326,009
                             ---------          ---------          ---------
  Net realized gain (loss)   $  50,903          $ (41,196)         $   9,707
                             =========          =========          =========

    The market value of investments held which exceed 5% of the Plan equity at December 31, 1993 or 1992 were as follows:

                                                         At December 31,
                                                      ----------------------

    Issuer                        Description            1993        1992
    ------                        -----------         ----------  ----------
  Connecticut General Life   Guaranteed Income Fund   $9,593,986  $8,994,710
    Insurance Company
    Fixed Income Account

  Twentieth Century Group    Diversified Equity Fund   1,441,715   1,253,684
    Select Investors
    Mutual Fund

    Transactions with parties in interest during the years ended December 31, 1993, 1992 and 1991 were as follows:

                                                              Sales   Net Gain
Description of transaction                          Cost    Proceeds   (Loss)
- - --------------------------                         -------  --------  --------
Year ended December 31, 1993:
  Purchased 1,613 shares of TIE/communications,
    Inc. Common Stock                              $15,850   $    --  $     --
  Distributed 798 shares of TIE/communications,
    Inc. Common Stock                               20,958     7,225   (13,733)

Year ended December 31, 1992:
  Purchased 2,370 shares of TIE/communications,
    Inc. Common Stock                               18,211        --        --
  Distributed 1,296 shares of TIE/communications,
    Inc. Common Stock                               43,321     7,237   (36,084)

Year ended December 31, 1991:
  Purchased 2,308 shares of TIE/communications,
    Inc. Common Stock                               30,925        --        --
  Distributed 1,289 shares of TIE/communications,
    Inc. Common Stock                               62,294    21,079   (41,215)

4)  Plan Termination

    Although it has not expressed any intent to do so the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination or permanent discontinuation of contributions, participants will become 100 percent vested in their accounts.

5)  Income Tax Status

    The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 7, 1986, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore the related trust is exempt from tax under Section 501(a) of the Code. The Plan has been restated to comply with the Tax Reform Act of 1986 and subsequent legislation. Although the Plan has not yet applied for a new determination letter on the restated document, the Plan Administrator is confident that the Plan meets the requirements of Section 401(a). Upon application to the Internal

    Revenue Service, the Plan Administrator will make any amendments necessary for the Plan to obtain a favorable determination letter.

    The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

6)  Form 5500

    The accompanying financial statements differ from the Form 5500 for the Plan year ended December 31, 1993 in that $139,363 is reflected as a benefit claims payable on the Form 5500 and is included in net assets available for plan benefits in the accompanying financial statements.

                                                                     SCHEDULE I

           TIE/COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN
                      ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1993

                                  Shares or
                                  Principal
                                   Amount       Cost      Fair Value
                                  ---------  -----------  -----------
COMMON STOCK FUND

TIE/communications, Inc. Common
 Stock                                7,299  $   182,893  $    53,830

GUARANTEED INCOME FUND

Fixed Interest Rate Contracts
 Connecticut General Life Insur-
  ance Company Fixed Income Ac-
  count                           9,593,986    9,593,986    9,593,986

DIVERSIFIED EQUITY FUND

Pooled Equity Fund
 Twentieth Century Group
  Select Investors Mutual Fund       36,536    1,305,649    1,441,715

MONEY MARKET FUND

Cash Equivalent
 Gabelli O'Conner Employee
  Benefit Savings Fund              290,962      290,962      290,962

Employee Loans Receivable           184,681      184,681      184,681
                                             -----------  -----------
TOTAL ASSETS HELD FOR INVESTMENT
 PURPOSES                                    $11,558,171  $11,565,174
                                             ===========  ===========

See accompanying independent auditors' report.

                                                                    SCHEDULE II

           TIE/COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN
                        PARTY IN INTEREST TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1993

                               Description                   Sales    Net Gain
Identity of Issue             of Transaction        Cost    Proceeds   (Loss)
- - ------------------------  -----------------------  -------  --------  --------
TIE/communications, Inc.  Purchased 1,613 shares
                           of TIE/communications,
                           Inc. Common Stock       $15,850   $   --   $     --

TIE/communications, Inc.  Distributed 798 shares
                           of TIE/communications,
                           Inc. Common Stock        20,958    7,225    (13,733)

See accompanying independent auditors' report.

                                                                   SCHEDULE III

           TIE/COMMUNICATIONS, INC. PROFIT SHARING AND SAVINGS PLAN
                            REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1993

                                                     Purchase   Selling   Cost of   Net Gain
Identity of Issue           Description of Assets      Price     Price     Asset     (Loss)
- - ------------------------  -------------------------  ---------  --------  --------  --------
TIE/communications, Inc.  Guaranteed Income Fund
                          24 purchases and 24 sales  $803,936   $868,687 $868,687   $  --

NOTES:

A reportable transaction is defined by the Department of Labor as:

o  A single transaction in excess of 5% of the current value of Plan assets.

o A series of transactions with or in conjunction with the same person, involving property other than securities, which amounts in the aggregate to more than 5% of the current value of the Plan assets.

o A series of transactions with respect to securities of the same issue which amounts in the aggregate to more than 5% of the current value of the Plan assets.

o Any transaction with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with the same person in an amount in excess of 5% of the current value of Plan assets.

A reportable transaction is identified by comparing the current value of the transaction at the transaction date with the current value of the Plan assets at the beginning of the Plan year.

See accompanying independent auditors' report.

                           TIE/communications, Inc.
                        Profit Sharing and Savings Plan

                               INDEX OF EXHIBITS

28.1 - List of Subsidiaries of TIE/communications, Inc. Whose Eligible Employees May Participate in the Plan